Filed by Barclays PLC Pursuant to
                                  Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 under the
                                                Securities Exchange Act of 1934

                                                             Subject Companies:
                                                                   Barclays PLC
                                                  (Commission File No. 1-09246)
                                                              Barclays Bank PLC
                                                  (Commission File No. 1-10257)
                                                          ABN AMRO Holding N.V.
                                                  (Commission File No. 1-14624)
                                                             ABN AMRO Bank N.V.
                                               (Commission File No. 1-14624-05)



On Tuesday March 27, 2007, the following was posted on Barclays Group Intranet site:

Tue, March 27

John Varley explains why it is right to look at ABN AMRO

Dear Colleague,

I feel I need to write to you, even though I've not got a great deal to say by way of update.

Since I wrote last week, we have spent a lot of time talking both with shareholders and with the media. I'm conscious as I write this that all the attention that is being directed our way is a bit distracting. But we wouldn't have been prepared to generate all of that unless we felt strongly that the ABN AMRO opportunity is so big that it demands attention.

You'll have your own view from what you're reading, but my view is that we're starting to get our story heard.

The story is a simple one: with your help we've been turbo charging the performance of Barclays by growing much more quickly. That performance is driven by being increasingly relevant to our customers and clients, and helping them achieve what they want to achieve. And we've succeeded in increasing our rate of growth by broadening our business base both in the United Kingdom and outside it. You've heard me say before that I want Barclays to become one of the handful of universal banks leading the global industry. But it's not size that I'm interested in; it's capability and relevance to customers. The Barclays ABN AMRO combination would significantly increase the geographical range of our activities, giving us access to markets where we don't currently have exposure, and more access in markets where our exposure is quite limited. As an example, ABN AMRO has three million retail customers in Asia (including one and a half million in India alone). It has one of the biggest branch networks owned by a foreign bank in India, in Taiwan and in Indonesia. It brings significant market presence in Brazil, in the USA, in its home market of the Netherlands, and in Italy and elsewhere across mainland Europe.

So the fit with our strategy is very good, and that's why we've gone into exclusive discussions with ABN AMRO.

There are four other things that I wanted to say in this letter.

The first is that in my opinion you should only look at something as significant as this from a position of strength. It's because we are strong; it's because we have performed as well as we have over the last years that we can look, and if we decide not to proceed because we can't get the deal we want, then we can walk away. Having that strength means that we aren't dependent on this transaction for future growth, even though if we could capture the opportunity on the right terms then it would enable us to accelerate the implementation of our strategy.

Second, you've got to be clear about business purpose. Our business purpose is helping our customers and clients achieve their goals. We would need to be able to say of a combination with ABN AMRO that the customers and clients of both organisations would benefit from it. And I believe they would. The third is that we have to be disciplined when we look at the financials. Put that another way: there's a price at which it would be right to do the deal. And there's a price at which it would be wrong to do the deal. And lastly, deals like these in whatever industry are often compromised by a muddling of the management structure and the organisational structure. I am confident that in this case there would be no muddle.

I know that you will have read about the risk to Barclays if we try and are unable to conclude a transaction. I understand why the media and the analysts make that point, but I don't want you to be troubled by it. I've said to you before, and I continue to believe, that we will have an independent existence for as long as we want it. And although I would very much like us, on the right terms, to combine with ABN for the reasons that I've said above, and although by consequence it's right for us to try hard to secure this opportunity, if we choose not to proceed, then we have plenty of momentum of our own; plenty of options; plenty of growth.

I'll keep writing to you.

John

John Varley
Group Chief Executive


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Future SEC Filings and this Filing: Important Information
In the event that Barclays PLC and ABN AMRO Holding N.V. enter into a transaction, they may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Barclays PLC and ABN AMRO Holding N.V., without charge, once they are filed with the SEC.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.